

July 7, 2014

<u>Via E-mail</u>
Mr. Eyal Desheh
Executive Vice President and Chief Financial Officer
Teva Pharmaceutical Industries Ltd.
5 Basel Street
P.O. Box 3190
Petach Tivka 4951033 Israel

> **Re: Teva Pharmaceutical Industries Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed February 10, 2014**
> **File No. 001-16174**

Dear Mr. Desheh:

We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert the staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

> Sincerely,
>
> /s/ Jeffrey P. Riedler
>
> Jeffrey Riedler
> Assistant Director